Exhibit 4.6

DESCRIPTION OF TERRAN ORBITAL INC.’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Authorized Capitalization

General

The total amount of Terran Orbital Corporation’s authorized share capital consists of 300,000,000 shares of our common stock, par value $0.0001 per share (the “Common Stock) and 50,000,000 shares of Terran Orbital Corporation’s preferred stock (the “Preferred Stock”). As of December 31, 2022, 142,503,771 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding.

Unless the context otherwise requires, all references to “we”, “us”, the “Company”, or “Terran Orbital” in this Exhibit 4.6 refer to Terran Orbital Corporation.

Common Stock

Voting rights. Each holder of Common Stock is entitled to one (1) vote for each share of the Common Stock held of record by such holder on all matters voted upon by stockholders, provided, however, that, except as otherwise required in Terran Orbital’s certificate of incorporation(the “Certificate of Incorporation”) or by applicable law, the holders of the Common Stock are not be entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designations of any series of Preferred Stock or on any amendment to a certificate of designations of any series of Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the Delaware General Corporation Law (the “DGCL”).

Dividend rights. Subject to any other provisions of the Certificate of Incorporation, as it may be amended from time to time, holders of the Common Stock are entitled to receive such dividends when, as and if declared thereon by our board of directors (the “Board”), or any authorized committee thereof, in its discretion, from time to time out of assets or funds of Terran Orbital legally available therefor.

Rights upon liquidation. Subject to the rights of holders of Preferred Stock, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and any other payments required by law and amounts payable upon shares of Preferred Stock ranking senior to the shares of the Common Stock upon such dissolution, liquidation or winding up, if any, Terran Orbital’s remaining net assets will be distributed to the holders of the Common Stock and the holders of any other class or series of capital stock ranking equally with the Common Stock upon such dissolution, liquidation or winding up, ratably on a per share basis.

Other rights. Neither the Certificate of Incorporation nor Terran Orbital’s bylaws (the “Bylaws” and together with the Certificate of Incorporation, the “Governing Documents”) entitle any holder of the Common Stock to preemptive or subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of holders of the Common Stock will be subject to those of the holders of the Preferred Stock that Terran Orbital may issue in the future.

Preferred Stock

The Board or any authorized committee thereof has the authority to issue shares of preferred stock at any time and from time to time on terms it may determine, in one or more series and to fix the designations, powers (including voting powers, full or limited, or no voting powers), preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund

Exhibit 4.6

terms and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of Preferred Stock could have the effect of decreasing the trading price of the Common Stock, restricting dividends on the capital stock of Terran Orbital, diluting the voting power of the Common Stock, modifying the liquidation rights of the capital stock of Terran Orbital, or delaying or preventing a change in control of Terran Orbital.

Election of Directors and Vacancies

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board, but currently consists of eight (8) directors, which are divided into three (3) classes, designated Class I, II and III, respectively, with Class I consisting of three (3) directors, Class II consisting of three (3) directors and Class III consisting of two (2) directors.

Under the Bylaws, at all meetings of stockholders called for the election of directors, a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors will be sufficient to elect such directors to the Board.

Except as required by the DGCL and subject to the rights, if any, of the holders of any series of Preferred Stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies on the Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified or until his or her earlier resignation, death or removal. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until his or her successor will have been elected and qualified or until his or her earlier resignation, death or removal.

Subject to the rights, if any, of the holders of any series of Preferred Stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of not less than two-thirds of the total voting power of the then-outstanding capital stock of Terran Orbital then entitled to vote generally in the election of directors, voting together as a single class. Any such director proposed to be removed from office is entitled to advance written notice as described in the Certificate of Incorporation.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by Terran Orbital, subject, nevertheless, to the provisions of the DGCL, the Certificate of Incorporation and the Bylaws adopted and in effect from time to time.

Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of Preferred Stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the Certificate of Incorporation or relevant certificate of designations related to the Preferred Stock.

Quorum

The holders of a majority in voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the Certificate of Incorporation. If, however, such quorum will not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, or the presiding officer of the meeting will have power to adjourn the meeting from time to time. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed

Exhibit 4.6

for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-takeover Effects of the Certificate of Incorporation and the Bylaws

The Certificate of Incorporation and the Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange (the “NYSE”), which apply if and so long as the Common Stock (or units or warrants) remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of the Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved Common Stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Terran Orbital by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of the Common Stock at prices higher than prevailing market prices.

Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Unless otherwise required by the DGCL or required or permitted by the Certificate of Incorporation, and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of Terran Orbital, for any purpose or purposes, may be called only by a majority of the Board then in office. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice. The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of Terran Orbital must be effected at a duly called annual or special meeting and may not be taken or effected by a consent of stockholders in lieu thereof.

The Bylaws also provide that any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission, which consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the writing or writings or electronic transmission or transmissions must be filed with the minutes of proceedings of the Board or committee.

In addition, the Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Exhibit 4.6

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Certificate of Incorporation provides that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two thirds (2/3) of the total voting power of all the then-outstanding shares of Terran Orbital’s stock entitled to vote thereon, voting as a single class, and the affirmative vote of at least two thirds (2/3) of the then-outstanding shares of each class entitled to vote thereon as a class, voting separately as a class:

•	the provisions regarding the size of the Board, the classification of the Board, and the election of directors;

•	the provisions regarding stockholder actions without a meeting;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding the limited liability of directors of Terran Orbital; and

•	the provisions regarding competition and corporate opportunities.

The Certificate of Incorporation also provides that the provisions regarding removal of directors therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two thirds (2/3) of the total in voting power of all the then-outstanding shares of Terran Orbital’s stock entitled to vote thereon, voting as a single class.

The Bylaws may be amended or repealed (A) by the Board, without the assent or vote of any stockholder, as set forth in the Certificate of Incorporation, (B) without the approval of the Board, by an affirmative vote of the holders of at least two thirds (2/3) of the total voting power of the then-outstanding shares of Terran Orbital’s stock entitled to vote thereon, voting as a single class, or, (C) if recommended by the Board, by an affirmative vote of the holders of at least a majority of the total voting power of the then-outstanding shares of Terran Orbital’s stock entitled to vote thereon, in each case, as set forth in the Certificate of Incorporation.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that an “interested stockholder” (as defined therein) may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless:

1.	Prior to such time the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

2.

Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

Exhibit 4.6

3.

At or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Under the Certificate of Incorporation, Terran Orbital opted out of Section 203 of the DGCL and therefore is not subject to Section 203.

Limitations on Liability and Indemnification of Officers and Directors

The Certificate of Incorporation limits the liability of the directors of Terran Orbital for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by law, and the Bylaws provide that we will indemnify them to the fullest extent permitted by such law subject to the limitations set forth in the Bylaws. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware and the Certificate of Incorporation, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of Terran Orbital or any of its subsidiaries or was serving at Terran Orbital’s request in an official capacity for another entity. Subject to certain limitations set forth in the indemnification agreements, we must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement to the fullest extent not prohibited by applicable law or the Company’s Certificate of Incorporation or Bylaws. The indemnification agreements also require us, if so requested in accordance with the terms thereof, to advance within ten (10) days of such request all reasonable fees, expenses, charges and other costs that any of our directors incurred, provided that such director will return any such advance if it is ultimately determined that such director is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Exclusive Forum of Certain Actions

The Certificate of Incorporation provides that, unless Terran Orbital consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware, or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought or purportedly brought on behalf of Terran Orbital, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of Terran Orbital to Terran Orbital or to Terran Orbital’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL or the Governing Documents (as either may be amended from time to time), or to interpret, apply, enforce or determine the validity of the Governing Documents (as either may be amended from time to time), (iv) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (v) any action or proceeding asserting a claim against Terran Orbital or any current or former director, officer, employee, agent or stockholder of Terran Orbital arising pursuant to any provision of the DGCL or the Governing Documents (as either may be amended from time to time), (vi) any action or proceeding asserting a claim against Terran Orbital or any current or former director, officer, employee, agent or stockholder of Terran Orbital governed by the internal affairs doctrine of the State of Delaware, or (vii) any action or proceeding asserting an “internal corporate claim” as defined in Section 115 of the DGCL.

Notwithstanding the forgoing, the exclusive forum provision will not apply to any claim (i) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), (ii) which is vested in the exclusive jurisdiction of a court or forum other than such court, or for which such court does

Exhibit 4.6

not have subject matter jurisdiction, including, for the avoidance of doubt, any claim arising under Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (iii) arising under the Securities Act of 1933, as amended (the “Securities Act”), as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum unless Terran Orbital consents in writing to the selection of an alternative forum.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the fullest extent permitted by law, renounces any interest or expectancy that Terran Orbital has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Terran Orbital’s directors or their respective affiliates, other than those directors or affiliates who are Terran Orbital’s employees and other than any opportunity offered to a non-employee director if such opportunity is expressly offered to such person (in writing) solely in his or her capacity as a director of Terran Orbital. The Certificate of Incorporation provides that, to the fullest extent permitted by law, none of the non-employee directors or their respective affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which Terran Orbital or any of its affiliates has historically engaged, now engages or proposes to engage or (ii) otherwise competing with Terran Orbital or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director or his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and for Terran Orbital or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to Terran Orbital or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for Terran Orbital unless Terran Orbital is financially or legally able or contractually permitted to undertake such opportunity, the opportunity, by its nature, would be in the line of Terran Orbital’s business or is of some practical advantage to Terran Orbital, and Terran Orbital has some interest or reasonable expectancy in such opportunity.

Terran Orbital Warrants

Terran Orbital Corporation’s warrants consist of private placement warrants, public warrants and debt provider warrants (which were issued to Francisco Partners, Beach Point and Lockheed Martin).

Terran Orbital Debt Provider Warrants to Francisco Partners, Lockheed Martin and Beach Point

Each whole debt provider warrant, issued pursuant to a stock and warrant purchase agreement, entitles the registered holder to purchase the Common Stock at a price of $10.00 per share, subject to adjustment as discussed below, following Closing. Pursuant to the warrant and purchase agreement, a debt provider warrant holder may exercise its debt provider warrants only for a whole number of shares of the Common Stock.

The debt provider warrants will expire on the earlier of (i) the date that is five years after Closing or (ii) the time at which the warrant has been exercised in respect of all of the Common Stock or redeemed (if applicable).

Upon any exercise of a debt provider warrant, the exercise price is payable in cash or, at the option of the holder, on a cashless basis under certain circumstances, including by having Terran Orbital withhold a number of shares of the Common Stock then issuable upon exercise of the debt provider warrant with an aggregate fair market value equal to the aggregate exercise price.

If, upon the expiration of the exercise period, the fair market value of one debt provider warrant is greater than the exercise price then in effect, then the debt provider warrant shall automatically be deemed, effective as of immediately prior to such expiration, to be exercised in respect of all the Common Stock in respect of which it has not previously been exercised in accordance with the “net exercise” procedures, unless the holder elects otherwise in a written notice delivered to Terran Orbital. The “fair market value” as used in this paragraph means, as of any given date, (a) if the Common Stock is traded on a national securities exchange, inter-dealer quotation system or

Exhibit 4.6

over-the-counter bulletin board service during the Reference Period (as hereinafter defined) (or such shorter period of consecutive trading days within the Reference Period on which the Common Stock was so traded as may be mutually agreed between Terran Orbital and the holder), the volume-weighted average of the closing prices per share of the Common Stock, as reported by Bloomberg, or if not reported by Bloomberg, as reported by Morningstar, during the period of thirty (30) trading days ending on the trading day immediately prior to such date (the “Reference Period”), (b) if the debt provider warrant is being exercised in connection with a reorganization, reclassification, consolidation, merger, sale, or similar transaction, the fair market per-share value of the consideration received by the holders of the outstanding shares of the Common Stock or other securities of the Terran Orbital then constituting the Common Stock in connection therewith and (c) in any other case, the fair market value per share of the Common Stock as jointly determined by the Board and the holder, each acting in good faith; provided that if the Board and the holder are unable to agree on the fair market value per share of the Common Stock within ten (10) business days after Terran Orbital’s receipt of the exercise notice, such fair market value shall be determined by a nationally recognized investment banking, accounting or valuation firm jointly selected by the Board and the holder and engaged by the Terran Orbital, which firm’s determination shall be final and conclusive, and the fees and expenses of such firm shall be borne equally by Terran Orbital and the holder.

Redemption Procedures. Solely in the case of the debt provider warrants issued to affiliates of Francisco Partners, at the election of the holder provided each holder which is an affiliate of Francisco Partners has not exercised its debt provider warrant for any of the Common Stock for which such debt provider warrant is initially exercisable upon its initial issuance, the holder may, in its sole discretion (but subject to the foregoing proviso), elect by written notice delivered to Terran Orbital no later than five (5) business days prior to the date that is three (3) years after Closing (the “Repurchase Date”), to return the debt provider warrant to Terran Orbital on the Repurchase Date in exchange for a payment by Terran Orbital to the holder of $25,000,000 (in the aggregate to all holders which are affiliates of Francisco Partners).

Anti-Dilution Adjustments. If the shares of the Common Stock are changed into the same or a different number of shares of any other class of capital stock or other securities of Terran Orbital, whether by reclassification, capital reorganization, conversion of all outstanding shares of the relevant class or series or other relevant securities or otherwise, then, in lieu of the number of the Common Stock for which the debt provider warrant otherwise would have been exercisable immediately prior to such reclassification, the holder shall have the right, from and after such reclassification, to exercise the debt provider warrant for the number and kind of shares of the Common Stock as would have been issuable as a result of such reclassification, subject to further adjustment.

If Terran Orbital subdivides or combines the Common Stock or other securities of Terran Orbital then purchasable upon exercise of the debt provider warrants (“Warrant Shares”), then (i) in the case of a subdivision, the exercise price shall be proportionately decreased and the number of Warrant Shares shall be proportionately increased and (ii) in the case of a combination, the exercise price shall be proportionately increased and the number of Warrant Shares shall be proportionately decreased.

If Terran Orbital pays any dividend or makes any distribution in respect of the Common Stock or other securities of Terran Orbital then constituting Warrant Shares, then the exercise price shall be adjusted, from and after the date of determination of the stockholders of Terran Orbital entitled to receive such dividend, to be an amount equal to the product of (A) the exercise price in effect immediately prior to such date of determination multiplied by (B) the quotient of (x) the total number of shares of the Common Stock or such other securities outstanding immediately prior to such dividend or distribution divided by (y) the total number of shares of the Common Stock or such other securities outstanding immediately after such dividend or distribution, and the number of Warrant Shares will be proportionately adjusted such that the aggregate exercise price will remain unchanged.

If Terran Orbital pays any dividend or makes any distribution (whether in cash, securities or other property) in respect of the Common Stock, then the Board shall make provision so that, upon any exercise of the debt provider warrant, the holder shall be entitled to receive, in addition to the Common Stock issuable upon such exercise, such dividend or distribution to the extent that such dividend or distribution would have been paid or made, as applicable, in respect of Common Stock issued upon such exercise had Common Stock been outstanding immediately prior to the record date for such dividend or distribution.

Exhibit 4.6

In the event of any (i) capital reorganization of Terran Orbital, (ii) reclassification of the stock of Terran Orbital, (iii) consolidation or merger of Terran Orbital, (iv) sale of all or substantially all of Terran Orbital’s assets or (v) other similar transaction, in each case which entitles the holders of Common Stock (either directly or upon subsequent liquidation) to receive stock, securities or other property with respect to or in exchange for Common Stock, the debt provider warrant shall, immediately after such reorganization, reclassification, consolidation, merger, sale, or similar transaction, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Common Stock then exercisable under the debt provider warrant, be exercisable for the kind and number of shares of capital stock or other securities or property of Terran Orbital or of the successor entity resulting from such transaction to which the holder would have been entitled upon such reorganization, reclassification, consolidation, merger, sale, or similar transaction if the holder had exercised the debt provider warrant in full immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale, or similar transaction and acquired the applicable number of Common Stock then issuable hereunder as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of the debt provider warrant).

The debt provider warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the debt provider warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional debt provider warrants will be issued upon separation of the units and only whole debt provider warrants will trade.

The Public Warrants

Each whole public warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on April 24, 2022, except as discussed in the immediately succeeding paragraph. Pursuant to a warrant agreement dated March 9, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Warrant Agreement”) between Continental Stock Transfer & Trust Company, as warrant agent, and Tailwind Two Acquisition Corporation (“Tailwind Two”), a public warrant holder may exercise its public warrants only for a whole number of shares of Common Stock. The public warrants will expire on March 25, 2027, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Terran Orbital will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a public warrant and will have no obligation to settle such public warrant exercise unless a registration statement under the Securities Act with respect to the shares underlying the public warrants is then effective and a prospectus relating thereto is current, subject to Terran Orbital satisfying the obligations described below with respect to registration, or a valid exemption from registration is available. No public warrant will be exercisable and Terran Orbital will not be obligated to issue a share of Common Stock upon exercise of a public warrant unless the share of Common Stock issuable upon such public warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In no event will Terran Orbital be required to net cash settle the public warrants.

On April 22, 2022, Terran Orbital filed a registration statement on Form S-1 (as amended, the “Registration Statement”) to register the public warrants with the Securities and Exchange Commission (the “SEC”) and on June 23, 2022 the SEC declared such Registration Statement effective. Terran Orbital has agreed that it will use its commercially reasonable efforts to maintain the effectiveness the Registration Statement and a current prospectus relating to those shares of Common Stock until the public warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if Common Stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Terran Orbital may, at its option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Terran Orbital so elects, it will not be required to file or maintain in effect a registration statement, but will use its

Exhibit 4.6

commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of public warrants when the price per share of Common Stock equals or exceeds $18.00.

We may redeem the outstanding public warrants:

•	in whole and not in part;

•	at a price of $0.01 per public warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each public warrant holder; and

•

if, and only if, the closing price of Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the public warrant holders.

We will not redeem the public warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of Common Stock issuable upon exercise of the public warrants is then effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of public warrants when the price per share of Common Stock equals or exceeds $10.00.

We may redeem the outstanding public warrants:

•	in whole and not in part;

•

at $0.10 per public warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their public warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of Common Stock (as defined below) except as otherwise described below;

•

if, and only if, the closing price of Common Stock equals or exceeds $10.00 per Public Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before Terran Orbital sends the notice of redemption to the public warrant holders; and

•

if the closing price of Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which Terran Orbital sends the notice of redemption to the public warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the public warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a public warrant holder will receive upon such cashless exercise in connection with a redemption by Terran Orbital pursuant to this redemption feature, based on the “fair market value” of Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of

Exhibit 4.6

Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of public warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our public warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “- Anti-Dilution Adjustments” below.

REDEMPTION DATE (PERIOD TO EXPIRATION OF WARRANTS)	FAIR MARKET VALUE OF CLASS A ORDINARY SHARES
	$10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	-	-	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each public warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. In no event will the public warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Common Stock per public warrant (subject to adjustment). Finally, as reflected in the table above, if the public warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

Terran Orbital will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the public warrants.

Redemption Procedures. A holder of a public warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock issued and outstanding immediately after giving effect to such exercise.

Exhibit 4.6

Anti-Dilution Adjustments. If the number of outstanding shares of Common Stock is increased by a capitalization or share dividend paid in shares of Common Stock to all or substantially all holders of shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each public warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering made to all or substantially all holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Common Stock) and (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Common Stock, in determining the price payable for shares of Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Terran Orbital, at any time while the public warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the shares of Common Stock on account of such shares of Common Stock, other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Common Stock issuable on exercise of each public warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the public warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the public warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

The public warrants are issued in registered form under the Warrant Agreement. A copy of the Warrant Agreement is filed as exhibit 4.3 to the registration statement on Form S-1 filed on July 8, 2022, including the complete description of the terms and conditions applicable to the public warrants and the private placement warrants.

The Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake or defective provision, including to conform the provisions of the Warrant Agreement to the description of the terms of the public warrants and the Warrant Agreement set forth in the prospectus dated March 4, 2021, (ii) amending the provisions relating to cash dividends on shares of Common Stock as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the public warrants, provided that the approval by the holders of at least 65% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders of the public warrants (including any amendment to increase the warrant price or shorten the exercise period and any amendments to the terms of only the private placement warrants).

Exhibit 4.6

The public warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their public warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the public warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the public warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

The private placement warrants are issued in registered form under the Warrant Agreement and are identical to the public warrants, subject to the exceptions described below that apply to the private placement warrants as long as they are held by the Sponsor or its permitted transferees. The private placement warrants (including Common Stock issuable upon exercise of the private placement warrants) are not transferable, assignable or salable until 30 days after the completion of the Business Combination (except pursuant to limited exceptions) and they will not be redeemable by us (except pursuant to limited exceptions) so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the public warrants. Any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants will require a vote of holders of at least 65% of the number of the then-outstanding private placement warrants.

Except as described above, if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the shares of Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.